Infosys®
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

October 24, 2019

Dear Sir/ Madam,

Sub: updates

The Company is providing an updated disclosure with regard to the anonymous whistleblower complaints.

The Company has been in touch with the Securities and Exchange Commission ("SEC") regarding the anonymous whistleblower complaints ("Anonymous Complaints") and has learnt that the SEC has initiated an investigation into this matter. The Company will cooperate with the SEC's investigation. Also, Securities and Exchange Board of India ("SEBI") has requested additional information from the Company concerning the Anonymous Complaints. The Company will provide the information as per SEBI's request.

The Company is also aware of a securities class action lawsuit that has been filed against the Company in federal court in the United States based on the generalized allegations in the Anonymous Complaints. The Company intends to defend itself vigorously in such a lawsuit.

This is for your information and records.

Yours sincerely,
For Infosys Limited

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com